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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	McCormick, Dave		FreeMarkets, Inc. (FMKT)
	FreeMarkets Center 210 Sixth Avenue	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			January 28, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Pittsburgh, PA 15222 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer and President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		(1)				1/28/03		A			A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	(3)			600,000				1,132,000

Explanation of Responses:

(1) Options to purchase 72,000 shares have an exercise price of $14.80 per share; options to purchase 40,000 shares have an exercise price of $51.50 per share; options to purchase 60,000 shares have an exercise price of $43.12 per share; options to purchase 80,000 have an exercise price of $17.50; options to purchase 200,000 shares have an exercise price of $13.26; options to purchase 80,000 shares have an exercise price of $11.19 per share; and options to purchase 600,000 shares have an exercise price of $4.03.

(2) Options to purchase 72,000 shares vest as follows; options to purchase 24,000 are currently exercisable, and options to purchase 48,000 shares vest in two equal annual installments beginning on December 2, 2003. Options to purchase 40,000 shares vest as follows: options to purchase 10,000 shares are currently exercisable, and options to purchase 30,000 shares vest in six equal annual installments beginning June 4, 2003. Options to purchase 60,000 shares vest as follows : options to purchase 15,000 shares are currently exercisable, and options to purchase 45,000 shares vest in six equal annual installments beginning June 20, 2003. Options to purchase 80,000 shares vest as follows: options to purchase 32,000 shares are currently exercisable and options to purchase 48,000 shares vest in twelve equal quarterly installments beginning June 30, 2003. Options to purchase 200,000 shares vest as follows: options to purchase 40,000 shares are currently exercisable, and options to purchase 160,000 shares vest in four equal annual installments beginning June 19, 2003. Options to purchase 80,000 shares vest 20,000 on June 21, 2003 and the remaining 60,000 in twelve equal quarterly installments beginning September 21, 2003. Options to purchase 600,000 shares vest in sixteen equal quarterly installments beginning April 28, 2003.

(3) Options to purchase 72,000 shares expire on December 2, 2009; options to purchase 40,000 shares expire on June 4, 2010; options to purchase 60,000 shares expire on June 20, 2010; options to purchase 80,000 shares expire on January 8, 2011; options to purchase 200,000 shares expire on June 19, 2011; options to purchase 80,000 shares expire on June 21, 2012; and options to purchase 600,000 shares expire on January 28, 2013.

/s/ Dave McCormick	2/5/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.